                                                                                                                                    P.O. Box 2600

                                                                                                                                    Valley Forge, PA 19482-2600

                                                                                                                                    610-669-2689

                                                                                                                                    nathan_m_will@vanguard.com

May 31, 2011

Brion Thompson, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Trustees’ Equity Fund

Dear Mr. Thompson:

The following responds to your comments of May 16 and 18, 2011 on the post-effective amendment of the above-referenced registrant (the “Trust”) and its series, Vanguard Emerging Markets Select Stock Fund (the “Fund”).  You commented on Post-Effective Amendment Nos. 56 and 57, which were filed on March 28, 2011, and April 15, 2011 pursuant to Rule 485(a).

Comment 1:   Prospectus – Fund Summary – Primary Investment Strategies

Comment:       You state that the Fund invests mainly in “equity securities of companies located in emerging markets.”  Please add disclosure explaining how the Fund determines whether a company is “located in” an emerging market.

Response:        We will add the requested disclosure.

Comment 2:   Prospectus – Fund Summary – Primary Investment Strategies

Comment:       You state that the Fund invests mainly in “equity securities of companies located in emerging markets.”  Please add disclosure explaining how the Fund determines whether a particular market is an “emerging market.”

Response:        We will add the requested disclosure.

Comment 3:   Prospectus – Fund Summary – Primary Investment Strategies

Comment:       You state that the Fund will invest at least 80% of its assets in “stocks” of companies located in emerging markets.  Please specify the type of stock in which the Fund will invest.

Response:        We will add the requested disclosure.

Comment 4:   Statement of Additional Information – Officers and Trustees

Comment:       Please include disclosure indicating that the Fund’s Chairman of the Board is an “interested person” as defined in the 1940 Act.

Response:        We will add the requested disclosure.

Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-2689 with any questions or comments regarding the above responses and explanations.

Sincerely,

Nathan Will

Associate Counsel

The Vanguard Group, Inc.